[The TJX Companies, Inc. Letterhead]
May 28, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: John Reynolds, Esq.

Re:	The TJX Companies, Inc. — Responses to Comments on Form 10-K for the fiscal year ended January 30, 2010 and filed March 30, 2010, File No. 1-04908
Dear Mr. Reynolds:
     On behalf of The TJX Companies, Inc. ( “TJX”), I am writing to respond to the comments on TJX’s Form 10-K for the fiscal year ended January 30, 2010 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter of May 14, 2010. For your convenience, I have included each comment prior to the response.
1.	Comment: In future filings, please include the signature of your principal accounting officer. See Instruction D(2)(b) to Form 10-K.

TJX Response: TJX’s Chief Financial and Administrative Officer Jeffrey G. Naylor signed the Form 10-K and is TJX’s principal financial and accounting officer. TJX will so indicate in future Form 10-K filings.

2.	Comment: We note that you have not included all of the schedules and exhibits to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.8 and 10.9 to the Form 10-K filed March 30, 2010, Exhibit 10.1 to Form 8-K filed April 2, 2008, Exhibit 10.1 to Form 8-K filed June 6, 2008 and Exhibit 10.1 to Form 8-K filed April 10, 2009 with your next Exchange Act report.

TJX Response: TJX will file with its next Exchange Act report complete copies of Exhibits 10.2, 10.3, 10.4, 10.5, 10.6, 10.8 and 10.9 to the Form 10-K filed March 30, 2010, Exhibit 10.1 to the Form 8-K filed April 2, 2008 and Exhibit 10.1 to the Form 8-K filed June 6, 2008. Exhibit 10.1 to the Form 10-K filed March 30, 2010, the Revolving Credit Facility, has terminated and is no longer in effect. As a result, TJX will cease to include this contract as a material contract in its future Exchange Act reports and does not intend to refile a complete copy of this contract in its next Exchange Act report. Please note that there were no omitted exhibits or schedules to Exhibit 10.1 to the Form 8-K filed April 10, 2009.

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     As requested, TJX hereby acknowledges that: (i) TJX is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) TJX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call Mary Weber (at 617-951-7391) or Adam Fliss (at 617-235-4927) of Ropes & Gray LLP if you have any questions or require additional information.

Sincerely,
/s/ Ann McCauley
Ann McCauley
Executive Vice President & General Counsel

cc:	Susann Reilly Pam Howell Mary E. Weber Adam Fliss